April 22, 2010

This merger involves an offer of securities of foreign companies.  The offer is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial information included in this document was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and all of its directors are residents of a foreign country.  You may not be able to sue a foreign company or its directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

This document has been translated from the Japanese-language original for reference purposes only.  While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original.  Such Japanese-language original shall be the controlling document for all purposes.

For Immediate Release

Issuer of Real Estate Investment Fund:
Company Name: United Urban Investment Corporation
(Securities Code: 8960)
Address: 4-3-1, Toranomon, Minato-ku, Tokyo
Name of Representative: Yasuhiro Tanaka, Executive Officer

Asset Management Company:
Company Name: Japan REIT Advisors Co., Ltd.
Name of Representative: Hisamitsu Abe, Chairman of the Board, CEO and COO
Direct your inquiries to: Kenichi Natsume, Chief Financial Officer (Telephone: +81-3-5402-3189)

Issuer of Real Estate Investment Fund:
Company Name: Nippon Commercial Investment Corporation
(Securities Code: 3229)
Address: 1-14-1, Kanda-Jinbocho, Chiyoda-ku, Tokyo
Name of Representative: Tomohiro Makino, Executive Director

Asset Management Company:
Company Name: Pacific Commercial Corporation
Name of Representative: Tetsuya Saito, Chief Executive Officer and President
Direct your inquiries to: Yutaka Nakamura, Financial Planning Division (Telephone: +81-3-3518-0288)

Notification with Respect to the Execution of a Memorandum of Understanding
concerning a Merger between United Urban Investment Corporation and Nippon Commercial Investment Corporation

United Urban Investment Corporation (“UUR”) and Nippon Commercial Investment Corporation (“NCI”) resolved, at their respective meetings of the Board of Directors held on April 22, 2010, to enter into a memorandum of understanding (the “Memorandum of Understanding”) concerning a merger between UUR and NCI (the “Merger”) under which UUR and NCI agree on basic matters with respect to the Merger, and entered into the Memorandum of Understanding on the same day.  In connection with the foregoing, we would like to provide notice of the following.

1.	Background and Purpose of the Conclusion of the Memorandum of Understanding

NCI and its asset management company Pacific Commercial Corporation (“PCC”), subsequent to the petition of Pacific Holdings, Inc. (“PHI”), PCC’s parent company, for reorganization under the Corporate Reorganization Act of Japan (the “Reorganization Act”) in March 2009, conducted various evaluations, including the transfer of all of the issued and outstanding shares of common stock of PCC (the “Common Stock of PCC”) to new shareholder(s) (sponsor(s)) by placing highest importance on the interests of the unitholders of NCI and the continued support from NCI’s major financial institutions, and by holding the protection of the stability of the financial strength of NCI and the realization of new growth strategies as its foremost priority.

Amongst this series of activities, UUR and NCI have, through mutual detailed evaluation and analysis of the potential of the other’s respective portfolios, growth strategies and financial strategies, among others, diligently evaluated strategies to improve the unitholder value of both investment corporations.  As a result, we reached the conclusion that the implementation of the Merger would be likely to have sufficient synergy effects with respect to asset management including increased asset value, increased portfolio quality attendant with the increased asset value, and improved stability of revenue due to more diversity in properties/regions/tenants of the merged investment corporation, among others.  Furthermore, following the Merger, we expect to improve flexibility to rebalance the portfolio through future property sales and other transactions by improving liquidity of investment units and by utilizing of “negative goodwill.”

Based on the above reasons, UUR and NCI jointly acknowledged that the Merger will contribute to the further mutual improvement of the unitholder value of both investment corporations, and on April 22, 2010, entered into the Memorandum of Understanding.  From here on, in accordance with the Memorandum of Understanding, we will hold discussions and conduct evaluations, in good faith, towards the realization of the Merger.

Following the Merger, the Surviving Company after the Merger (as defined below), UUR, as an integrated REIT corporation, will have one of the largest asset values on the J-REIT market.  In addition to increased brand power and recognition, UUR aims to establish itself as a leader in the J-REIT market.

As described in the press release entitled “Notification with Respect to the Execution of a Memorandum of Understanding concerning a Share Acquisition (of Pacific Commercial Corporation as a wholly-owned subsidiary of Japan REIT Advisors Co., Ltd.)” released by UUR and Japan REIT Advisors Co., Ltd. (“JRA”) as of the date hereof and the press release entitled “Notification with Respect to the Execution of a Memorandum of Understanding concerning Transfer of Shares of Asset Management Company (Change of Parent Company)” released by NCI and PCC as of the date hereof, the trustee of PHI executed a memorandum of understanding with PCC regarding the transfer of Common Stock of the asset management company.  Under this memorandum of understanding, UUR’s asset management company, JRA is to receive from PCC’s parent company, PHI, the Common Stock of PCC held by PHI by the end of June 2010.  From here on, JRA will hold discussions with PHI and PCC and conduct evaluations, in good faith, towards the receipt of the Common Stock of PCC.  Furthermore, if the transfer of the Common Stock of PCC (the “Share Transfer”) is implemented, JRA and PCC, who are in a parent-subsidiary relationship, will respectively carry out the asset management of UUR and NCI until the effective date (“Effective Date”) of the Merger, which is scheduled to be December 1, 2010.  In order to prevent any conflicts of interest from arising between UUR and NCI, measures to prevent conflicts of interest from arising, such as limiting the exchange of asset management information between JRA and PCC, will be implemented.

2.	Impact of the Merger on Cash Distribution per Investment Unit

The impact of the Merger on cash distribution per investment unit has not yet been determined at this time.  We intend to disclose the information upon determination.

3.	Summary of the Merger

(1)	Schedule of the Merger

(a)	UUR

Convocation of general meeting of unitholders, and date of public notice of setting of the record date	April 23, 2010 (scheduled)
Record date of general meeting of unitholders	May 10, 2010 (scheduled)
Meeting of the Board of Directors (Approval of the Merger Agreement)	May 10, 2010 (scheduled)
Execution of the Merger Agreement	May 10, 2010 (scheduled)
General meeting of unitholders	June 29, 2010 (scheduled)
Effective Date of the Merger	December 1, 2010 (scheduled)
Date of registration of the Merger	December 2010 (scheduled)

(Note)
UUR plans to implement the Merger without obtaining approval at a general meeting of its unitholders as defined in Article 149-7, Paragraph 1 of the Act on Investment Trust and Investment Corporations of Japan (Act No. 198 of 1951, as amended) (the “Investment Trust Act”), in accordance with “simplified merger” procedures pursuant to Article 149-7, Paragraph 2 of the Investment Trust Act.  Accordingly, at the general meeting of unitholders of UUR above, agenda regarding approval of the merger agreement (the “Merger Agreement”) pertaining to the Merger will not be submitted, and agenda regarding changes to internal rules (kiyaku), among other agenda, are scheduled to be submitted.  However, as described in “3. (4) Changes in Internal Rules of the Surviving Company after the Merger and Contents Thereof” below, contents of the changes to the internal rules of UUR have not yet been determined at this time but will be disclosed upon determination.

(b)	NCI

Convocation of general meeting of unitholders, and date of public notice of setting of the record date	April 23, 2010 (scheduled)
Record date of general meeting of unitholders	May 10, 2010 (scheduled)
Meeting of the Board of Directors (Approval of the Merger Agreement)	May 10, 2010 (scheduled)
Execution of the Merger Agreement	May 10, 2010 (scheduled)
General meeting of unitholders	June 25, 2010 (scheduled)
Date of delisting	November 26, 2010 (scheduled)
Effective Date of the Merger	December 1, 2010 (scheduled)
Date of registration of the Merger	December 2010 (scheduled)

As described in “3. (3) Allocation of Units in the Merger” below, as a measure to prevent fractional numbers constituting less than one unit being allocated to each NCI unitholder as a result of the Merger, UUR plans to divide each UUR unit held by unitholders as listed or recorded on the final unitholders register of UUR as of the day prior to the Effective Date of the Merger, into six (6) units on the Effective Date.

(2)	Method of the Merger

The Merger shall be conducted through an “absorption-type merger” method (kyushu gappei houshiki) under which UUR will remain as a surviving company (the “Surviving Company after the Merger”) and NCI will be dissolved as an absorbed company (the “Absorbed Company after the Merger”).

(3)	Allocation of Units in the Merger

Name of Company	United Urban Investment Corporation (Surviving Company after the Merger)	Nippon Commercial Investment Corporation (Absorbed Company after the Merger)
Details of allocation of units in the Merger	1	Units following the split: Units prior to the split:	1 1/6

As a measure to prevent fractional units being allocated to NCI unitholders, UUR plans to split each UUR unit held by unitholders as listed or recorded on the final unitholders register of UUR as of the day prior to the Effective Date of the Merger, into six (6) units (the “Division of Units”) on the Effective Date.  UUR and NCI entered into the Memorandum of Understanding, as of the date hereof, on the assumption that the Division of Units would become effective and that following the Division of Units, UUR units will be allocated at an allocation ratio of one (1) UUR unit as consideration per one (1) NCI unit.

Details of the Division of Units and the number of new units to be issued in accordance with the Merger will be determined at the UUR Board of Directors meeting scheduled to be held and will be disclosed upon determination.

Furthermore, UUR will, within a reasonable period of time following the Effective Date of the Merger, make a merger payment to NCI unitholders for the business period of NCI ending the day prior to the Effective Date of the Merger, in place of cash distribution, to those listed or recorded on the final unitholders register of NCI as of the day prior to the Effective Date of the Merger (excluding NCI unitholders who requested unit buybacks of their units pursuant to the regulations of UUR, NCI and Article 149-3 of the Investment Trust Act), of an amount equivalent to monetary distributions of NCI in relation to the same business period.

(4)	Changes in Internal Rules of the Surviving Company after the Merger and Contents Thereof

As described in “3. (1) Schedule of the Merger” above, agenda such as changes to internal rules (kiyaku) are scheduled to be submitted at the general meeting of unitholders of UUR.  However, the contents of the changes to the internal rules have not yet been determined at this time but will be disclosed upon determination.

(5)	Major Preconditions regarding the Execution of the Merger Agreement pertaining to the Merger and the Implementation of the Merger

The execution of the Merger Agreement pertaining to the Merger is conditioned on the following, among others:

(a)
With respect to borrowings payable by NCI, the repayment date of which will arrive by the Effective Date of the Merger, the refinancing of such borrowings with respect to whose terms UUR is reasonably satisfied is expected to be implemented.

(b)	It is reasonably confirmed that, filing of a registration statement on Form F-4 is not required under the U.S. securities laws.

(c)
Necessary approval from the Reorganization Court for PHI has been obtained with respect to (i) the execution of the share transfer agreement (the “Share Transfer Agreement”) pertaining to the Share Transfer and (ii) the Share Transfer based on the Share Transfer Agreement.

In addition, if the following conditions, among others, have not been fulfilled by the date prior to the Effective Date, UUR and NCI may terminate the Merger Agreement relating to the Merger:

(i)	The Share Transfer has been completed.

(ii)
Consent from the financial institutions, and other institutions, from which UUR and NCI have loans for the release of the collaterals which have been put in place in relation to the Merger and the loans to NCI.

(iii)	With respect to borrowings payable by NCI, implementation of the refinancing of such borrowings with respect to whose terms UUR is reasonably satisfied prior to the repayment date.

(iv)	It is reasonably confirmed that, filing of a registration statement on Form F-4 is not required under the U.S. securities laws.

(v)
Completion of approval of each of the general meetings of unitholders of UUR and NCI, and acquisition of permission and authorization in accordance with other applicable laws, regulations and internal rules, among others.

(vi)	Agreement on termination of the investment management agreement between NCI and PCC.

(vii)	Expiration of the support line agreement as described in “(5) Changes in Details of Agreements with Sponsors, etc. and Contents Thereof” of “7. Post-Merger Situation” below.

(6)	Provisions with Respect to Exclusive Negotiation Rights, etc.

Based on the Memorandum of Understanding, UUR and NCI granted to each other, respectively, exclusive negotiation rights during the period from the date of the execution of the Memorandum of Understanding until November 30, 2010.

(7)	Effective Period of the Memorandum of Understanding

The effective period of the Memorandum of Understanding shall be from the date of the execution of the Memorandum of Understanding until the date of the execution of the Merger Agreement or the expiration date of the exclusive negotiation period described in “3. (6) Provisions with Respect to Exclusive Negotiation Rights, etc.” above, whichever comes first; provided, however, that the effective period of the Memorandum of Understanding may be extended by the mutual consent of the parties herein.

4.	Basis of the Calculation of the Merger

(1)	Basis and Background of the Calculation

UUR appointed JPMorgan Securities Japan Co., Ltd. (“J.P. Morgan”) and NCI appointed Morgan Stanley Japan Securities Co., Ltd. (“Morgan Stanley”), respectively, as financial advisors for the Merger.  In order to ensure the fairness of the calculation of the merger ratio to be used in the Merger (the “Merger Ratio”) , UUR and NCI requested their respective financial advisors to conduct financial analysis in relation to the Merger Ratio to be used in the Merger.

J.P. Morgan has performed valuation by using the average unit price analysis, as well as the dividend discount model (DDM) analysis based on the projections for UUR and NCI furnished to J.P. Morgan by UUR and JRA and prepared by the managements of UUR and NCI, net asset value (NAV) analysis, and the public trading multiples analysis based on publicly available information. A summary of the valuation performed by J.P. Morgan is as follows.

In performing the average unit price analysis, J.P. Morgan used (1) April 21, 2010 as the base date I (the “Base Date I”), and reviewed the per unit closing price trading data of UUR and NCI on the Base Date I, and the one-month average and three-month average per unit closing prices through the Base Date I, as well as (2) March 10, 2009, on which the press release of the NCI “Notice of Petition to Commence Corporate Reorganization Proceedings Filed by the Asset Manager’s Parent Company and Future Prospects of the Investment Corporation and Asset Manager” was released, as the base date II (the “Base Date II”), and reviewed the per unit closing price trading data of UUR and NCI on the Base Date II, and the one-month average and three-month average per unit closing prices through the Base Date II.

	Valuation Method	Range of Merger Ratio
1-1	Average Unit Price Analysis (Base Date I)	0.234 ～ 0.248
1-2	Average Unit Price Analysis (Base Date II)	0.126 ～ 0.206
2	Dividend Discount Model (DDM) Analysis	0.150 ～ 0.230
3	Net Asset Value (NAV) Analysis	0.076 ～ 0.267
4	Public Trading Multiples Analysis	0.157 ～ 0.210

(Note)	The range of the Merger Ratio represents the number of the unit of UUR prior to the unit splits that will be allocated per unit of NCI.

Supplementary explanation was provided by J.P. Morgan regarding assumptions and disclaimers for its valuation. Please see “(Note 1)” below for more detail.

Morgan Stanley conducted its analysis of the Merger Ratio by comprehensively considering the results of the analysis based on the Market Unit Price Analysis, Comparable REITs Analysis, Dividend Capitalization Analysis, Discounted Cash Flow analysis (“DCF Analysis”), and Market Net Asset Value Analysis in order to produce a diverse analysis of the market unit value and future profitability of both NCI and UUR. A summary of the analysis performed by Morgan Stanley is as follows:

Method of Analyses	Range of Merger Ratio
Market Unit Price Analysis	0.235 - 0.300
Comparable REIT Analysis	0.117 - 0.319
Dividend Yield Analysis	0.148 - 0.262
DCF Analysis	0.074 - 0.245
Market Net Asset Value Analysis	0.520

(Note)	The table above shows the range of the number of investment units of UUR which will be allotted to each investment unit of NCI.

The market unit price analysis was conducted based on the closing market unit price as of the base date of calculation (April 21, 2010) and the average closing market unit prices for one month, three month, six month and twelve month periods prior to the base date of calculation for each investment corporation, considering the recent market trading trends of their units.

Please refer to “(Note 2)” at the end of this document for more detailed descriptions about the assumptions and disclaimers for the analyses of Morgan Stanley.

(2)	Relationship with the Appraisers

J.P. Morgan, the financial advisor (an appraiser) of UUR is not a related party of either UUR or NCI (“a related party” as defined in Article 67, Paragraph 4 of the Rules on Calculation of Investment Corporations (Cabinet Ordinance No. 47 of 2006, as amended), the same shall apply below) and has no material interest with respect to the Merger in either party which should be mentioned.

Morgan Stanley, the financial advisor (an appraiser) of NCI is not a related party of either UUR or NCI and has no material interest in either party with respect to the Merger which should be mentioned.

(3)	Expected Delisting and Reasons Thereof

The Merger shall be conducted through an absorption-type merger method (kyushu gappei houshiki) under which UUR will remain as the Surviving Company after the Merger and NCI will be dissolved pursuant to Article 143 of the Investment Trust Act.  Accordingly, the investment units issued by NCI are expected to be delisted pursuant to the delisting standards of the Tokyo Stock Exchange Group, Inc. (the “Tokyo Stock Exchange”) on November 26, 2010, three business days prior to the Effective Date of the Merger.

(4)	Measures to Ensure Fairness

As described in “4. (1)” and “(2)” above, both UUR and NCI requested their respective financial advisors to conduct financial analysis in relation to the Merger Ratio and determined the Merger Ratio after an overall consideration of the factors of the results of the respective financial analyses and other results.

In order to ensure the fairness of the Merger, UUR appointed, for its unitholders, J.P. Morgan, an independent third party appraiser, and based on certain preconditions, UUR has received a merger ratio calculation report from J.P. Morgan containing an analysis of the allocation of units in the Merger from a financial perspective.  Based on the above, the Board of Directors of UUR has determined that measures have been taken to ensure the fairness of the Merger.

In order to ensure the fairness of the Merger, NCI appointed, for its unitholders, Morgan Stanley, an independent third party appraiser, and based on certain preconditions, NCI has received a merger ratio calculation report from Morgan Stanley containing an analysis of the allocation of units in the Merger from a financial perspective.  Based on the above, the Board of Directors of NCI has determined that measures have been taken to ensure the fairness of the Merger.

5.	Description of Parties to the Merger

		Surviving Company after the Merger	Absorbed Company after the Merger
(1)	Corporate Name	United Urban Investment Corporation	Nippon Commercial Investment Corporation
(2)	Address	4-3-1, Toranomon, Minato-ku, Tokyo	1-14-1, Kanda-Jinbocho, Chiyoda-ku, Tokyo
(3)	Name of Executive Officer	Yasuhiro Tanaka, Executive Officer	Tomohiro Makino, Executive Director
(4)	Total Unitholders’ Equity	JPY108,310 million	JPY116,753 million
(5)	Date of Incorporation	November 4, 2003	February 22, 2006
(6)	Total Number of Investment Units Issued and Outstanding	201,300 units	257,400 units

(7)	Fiscal Period	End of May and November of each year			End of February and August of each year
(8)	Major Investment Assets	Beneficial interest in real estate trust, real estate			Beneficial interest in real estate trust, real estate
(9)	Properties Owned (as of April 22, 2010)	Retail properties: Office buildings: Hotels: Residential properties: Complexes: Others: Total:	13 8 4 22 2 1 50		Office buildings: Retail properties: Total:	27 10 37
(10)	Book Value at End of Fiscal Period (Note) (Unit: JPY)	Retail properties: Office buildings: Hotels: Residential properties: Complexes: Others: Total:	68.4 billion 41.5 billion 31.4 billion 32.5 billion 36.3 billion 1.9 billion 212.3 billion		Office buildings: Retail properties: Total:	167.2 billion 80.2 billion 247.4 billion
(11)	Major Banks	The Sumitomo Trust and Banking Co., Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Corporate Bank, Ltd. Sumitomo Mitsui Banking Corporation			Sumitomo Mitsui Banking Corporation Aozora Bank, Ltd. The Norinchukin Bank The Sumitomo Trust and Banking Co., Ltd.
(12)	Major Investors and Investment Unit Holding Ratio (Note)	Japan Trustee Services Bank, Ltd. (Trust Account)		8.47%	NikkoCiti Trust and Banking Corporation (Investment Trust Account)		7.69%
		NikkoCiti Trust and Banking Corporation (Investment Trust Account)		8.12%	Goldman Sachs International		6.57%
		Trust & Custody Services Bank, Ltd. (Securities Investment Trust Account)		7.32%	Japan Trustee Services Bank, Ltd. (Trust Account)		5.13%
		The Master Trust Bank of Japan Ltd. (Trust Account)		5.33%	Pacific Holdings, Inc. in Reorganization		4.82%
		The Nomura Trust and Banking Co., Ltd. (Investment Trust Account)		3.56%	Deutsche Bank AG London-PB Non-Treaty Clients 613		3.99%
(13)	Name of Asset Management Company	Japan REIT Advisors Co., Ltd.			Pacific Commercial Corporation
(14)	Address of Asset Management Company	4-3-1, Toranomon, Minato-ku, Tokyo			1-14-1, Kanda-Jinbocho, Chiyoda-ku, Tokyo
(15)	Name and Title of Representative of Asset Management Company	Hisamitsu Abe, Chairman of the Board, CEO and COO			Tetsuya Saito, Chief Executive Officer and President
(16)	Relationship between the Parties to the Merger
There are no capital, personnel or transactional relationships among UUR, NCI and their respective asset management companies, which should be mentioned.  In addition, UUR, NCI and their respective asset management companies are not considered related parties.

(Note)
The information above is based on the book values and the status of investors at the end of the fiscal period as of November 30, 2009 for UUR and February 28, 2010 for NCI.  The book values at the end of the fiscal period have been truncated to whole units in JPY and investment unit holding ratios have been rounded to the nearest tenth.

6.	Status of Asset Management for the Most Recent Three Operating Periods

(Unit: millions of JPY, unless otherwise specified)

	United Urban Investment Corporation (Surviving Company after the Merger)			Nippon Commercial Investment Corporation (Absorbed Company after the Merger)
Fiscal Period Ended:	Nov. 2008	May 2009	Nov. 2009	Feb. 2009	Aug. 2009	Feb. 2010
Operating revenues	8,028	8,393	8,427	8,610	8,453	7,816
Operating income	4,176	4,464	4,335	3,839	4,599	2,694
Ordinary income	3,360	3,684	3,515	2,337	2,278	484
Net income	3,359	3,683	3,514	2,341	2,272	482
Net income per unit (JPY)	17,155	18,297	17,458	9,096	8,830	1,875
Cash distribution per unit (JPY)	16,691	18,297	17,459	9,097	8,830	1,876
Net asset per unit (JPY)	554,746	556,352	555,514	461,860	461,819	455,008
Total assets	111,670	111,993	111,825	118,882	118,872	117,119
Total unitholders’ equity	229,132	231,234	230,751	284,354	277,614	268,187

7.	Post-Merger Situation

(1)	Situation of Surviving Company

Surviving Company after the Merger
(1)	Corporate Name	United Urban Investment Corporation
(2)	Address	4-3-1, Toranomon, Minato-ku, Tokyo
(3)	Name of Executive Officer	Yasuhiro Tanaka, Executive Officer
(4)	Total Unitholders’ Equity	It has not yet been determined at this time but will be disclosed upon determination.
(5)	Fiscal Period	May and November of each year
(6)	Net Assets	It has not yet been determined at this time but will be disclosed upon determination.
(7)	Total Assets	It has not yet been determined at this time but will be disclosed upon determination.
(8)	Name of Asset Management Company	Japan REIT Advisors Co., Ltd.
(9)	Address of Asset Management Company	4-3-1, Toranomon, Minato-ku, Tokyo
(10)	Name and Title of Representative of Asset Management Company	Hisamitsu Abe, Chairman of the Board, CEO and COO

(2)	Major Investors and Investment Unit Holding Ratio before and after the Merger

This has not yet been determined at this time but will be disclosed upon determination.

(3)	Changes in Investment Management Agreements and Contents Thereof

This has not yet been determined at this time but will be disclosed upon determination.

(4)	Changes in Investment Policies and Contents Thereof

This has not yet been determined at this time but will be disclosed upon determination.

(5)	Changes in Details of Agreements with Sponsors, etc. and Contents Thereof

There is no agreement into which UUR has entered with its sponsors, among other entities, at this time.  In addition, the support line agreement into which NCI has entered among Pacific Holdings, Inc. (corporation under the Reorganization Act), Pacific Properties Investment Corporation (corporation under the Reorganization Act) (former trade name: Pacific Properties Investment Inc.) and PCC is scheduled to be terminated on the date of implementation of the Share Transfer.

8.	Summary of Accounting Procedures

The Merger assumes that the purchase method would be applied based on the understanding that the Merger falls under the acquisition under the Accounting Standards for Business Combination (Accounting Standards for Business Enterprises No. 21, amended on December 26, 2008).  In addition, negative goodwill, the amount of which has not yet been determined at this time, is expected to be incurred as a result of the Merger.  We will disclose such amount upon determination.

9.	Future Outlook

With respect to the future outlook after the Merger, such as forecasts of investment results, this has not yet been determined at this time but we will disclose such information upon determination.  In addition, the impact of the execution of the Memorandum of Understanding on the investment results of UUR for the fiscal period ending May 31, 2010 (December 1, 2009 through May 31, 2010) is expected to be insignificant.  Accordingly, UUR will not revise the forecast of its investment results.  The impact on the investment results of NCI for the fiscal period ending August 31, 2010 (February 1, 2010 through August 31, 2010) will be disclosed upon determination.

(Note 1)
In conducting valuation with respect to the Merger Ratio, J.P. Morgan relied upon and assumed the accuracy and completeness of all information (including the real estate appraisals of the properties owned by each UUR and NCI) that was publicly available or was furnished to or discussed with J.P. Morgan by UUR, JRA, NCI and PCC or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (nor assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. Except as stated above, J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, and J.P. Morgan did not evaluate the solvency of UUR or NCI under any laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments as of the date of April 21, 2010 by management as to the expected future results of operations and financial condition of UUR and NCI to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based.

The valuation provided by J.P. Morgan was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of April 21, 2010. It should be understood that subsequent developments may affect such valuation and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such valuation. J.P. Morgan expressed no opinion as to the fairness, from a financial point of view or otherwise, of the terms (including theMerger Ratio) of the Merger, and J.P. Morgan expressed no view as to the underlying decision by UUR to engage in such Merger. J.P. Morgan is expressing no view herein as to the price at which unit of UUR or unit of NCI will trade at any future time.

J.P. Morgan also assumed that the Merger and the other transactions contemplated by the Memorandum of Understanding will qualify as a tax-free reorganization under Japanese income tax law, and will be consummated as described in the Memorandum of Understanding, and that the definitive Memorandum of Understanding will not differ in any material respects from the draft thereof furnished to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by UUR and NCI in the Memorandum of Understanding and the related agreements were and would be true and correct in all aspects material to J.P. Morgan’s analysis and that UUR would have no exposure under any indemnification obligations contained within the Memorandum of Understanding or any related agreements in any amount material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to UUR with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on UUR or NCI on the contemplated benefits of the Merger.

The projections for UUR and NCI furnished to J.P. Morgan by UUR and JRA were prepared by the managements of UUR and NCI. Neither UUR nor NCI publicly discloses internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the Merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The valuation conduced by J.P. Morgan is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its valuation. In conducting its valuation, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form a view as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its valuation. Rather, J.P. Morgan considered the totality of the factors and analyses performed in conducting its valuations.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected investment corporations reviewed in the analysis as a comparison is identical to UUR or NCI or both investment corporations. However, the investment corporations selected were chosen because they are publicly traded investment corporations with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of UUR or NCI, as the case may be. The analyses necessarily involved complex considerations and judgments concerning differences in financial and operational characteristics of the investment corporations involved and other factors that could affect the investment corporations compared to UUR or NCI.

J.P. Morgan acted as financial advisor to UUR and JRA with respect to the proposed Merger and will receive a fee from UUR and JRA for its services, a substantial portion of which will become payable only if the proposed Merger is consummated. In addition, UUR and JRA agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, and indemnify J.P. Morgan for certain liabilities arising out of its engagement. Please be advised that during the two years preceding the date of this press release, neither J.P. Morgan nor its affiliates have had any other significant financial advisory or other significant commercial or investment banking relationships with UUR or JRA or their respective asset management companies, NCI or PCC. In the ordinary course of its businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of UUR or NCI for its own account or for the accounts of customers and, accordingly, J.P. Morgan may at any time hold long or short positions in such securities.

(Note 2)
In performing the Merger Ratio analysis set forth above, Morgan Stanley relied upon the information provided by both investment corporations, information available to the public, and other information, assumed that all of the materials and information used by it was accurate and complete, and did not independently verify the accuracy and completeness thereof. Morgan Stanley did not make a request to any third party to make any independent valuation, appraisal or assessment of the assets or liabilities (including but not limited to the off-balance-sheet assets and liabilities as well as other contingent liabilities) of either NCI or UUR. Moreover, with respect to the financial forecast of both investment corporations and information regarding synergy effects expected as a result of the Merger, Morgan Stanley assumed that such information has been prepared by the management of both investment corporations on a reasonable basis reflecting the best and reasonable estimates and judgments of the management. Morgan Stanley’s Merger Ratio analysis was based on the abovementioned information as of April 21, 2010.

The analysis of Morgan Stanley was performed for the purpose of providing information and support to the Board of Directors of NCI for the Board of Directors of NCI to consider the Merger, and such analysis was not performed for the purpose of providing information to the Board of Directors of UUR or to support the consideration of the Merger by the Board of Directors of UUR.  In addition, Morgan Stanley does not make any recommendation on how the unitholders of NCI or UUR should exercise their voting rights in relation to the Merger and any other matter.

(End of Document)

*	Location at which this document is distributed:

	•	The Kabuto Club
	•	The Ministry of Land, Infrastructure, Transport and Tourism Press Club
	•	The Ministry of Land, Infrastructure, Transport and Tourism Press Club for Construction Publications

*	Website addresses of UUR and NCI:

	•	United Urban Investment Corporation:	http://www.united-reit.co.jp
	•	Nippon Commercial Investment Corporation:	http://www.nci-reit.co.jp